SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

VTEL Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

918333105
(CUSIP Number)

January 10, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ X /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 1,790,250 shares, which constitutes approximately 7.2% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 24,797,474 shares outstanding.

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CUSIP No. 918333105

1.     Name of Reporting Person:

           Corbin & Company

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                   5.     Sole Voting Power:     -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: 1,790,250 (1)
Owned By
Each
Reporting          7.     Sole Dispositive Power:    -0-
Person
With
                   8.     Shared Dispositive Power: 1,790,250 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,790,250

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 7.2%

12.     Type of Reporting Person: IA
--------------
(1)     Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

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Item 1(a).     Name of Issuer.

The name of the issuer is VTEL Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 108 Wild Basin Road, Austin, Texas 78746.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Corbin & Company, a Texas corporation ("Corbin & Co."), the "Reporting Person." Additionally, information is included herein with respect to the following person (the "Controlling Person"):  David A. Corbin ("Corbin").  The Reporting Person and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of each of the Item 2 Persons is 3113 S. University Drive, Suite 500, Fort Worth, Texas 76109.

Item 2(c).       Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 918333105.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) / /  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) / X /  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) / /  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box /   /.

Item 4.     Ownership.

(a) - (b)

Reporting Person

Corbin & Co.

Corbin & Co. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,790,250 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

Controlling Person

Corbin

Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,790,250 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Corbin & Co.

Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,790,250 shares of the Stock.

Controlling Person

Corbin

As the Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,790,250 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      January 10, 2002

CORBIN & COMPANY By: /s/ David A. Corbin David A. Corbin, President